Exhibit 12

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before provision for income taxes	$224,508	$399,540	$490,163	$393,231	$301,004
Fixed charges	19,146	18,888	18,494	18,660	18,918
Total earnings	$243,654	$418,428	$508,657	$411,891	$319,922

Fixed Charges:
Interest expense	$11,123	$11,068	$11,042	$11,244	$11,311
Portion of rentals representative of interest factor	8,023	7,820	7,452	7,416	7,607
Total fixed charges	$19,146	$18,888	$18,494	$18,660	$18,918

Ratio of earnings to fixed charges	12.73	22.15	27.50	22.07	16.91